UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
HearUSA, Inc.
(Name of Issuer)
Common Shares, par value $0.10 per share
(Title of Class of Securities)
422360305
(CUSIP Number)
Kevin M. Royer
Siemens Corporation
170 Wood Avenue South
Iselin, NJ 08830
(732) 590-6806
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 7, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

CUSIP No.	422360305

1	NAME OF REPORTING PERSONS Siemens Hearing Instruments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐
	Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,400,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,400,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%*

14	TYPE OF REPORTING PERSON

	CO

*	Based on an aggregate of 45,447,433 shares of Common Stock outstanding as of November 5, 2010 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2010, filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No.	422360305

1	NAME OF REPORTING PERSONS Siemens Aktiengesellschaft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐
	Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	7	SOLE VOTING POWER

NUMBER OF		6,400,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,400,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%*

14	TYPE OF REPORTING PERSON

	CO

*	Based on an aggregate of 45,447,433 shares of Common Stock outstanding as of November 5, 2010 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2010, filed with the Securities and Exchange Commission on November 9, 2010.

Item 1. Securities and Issuer
     This Schedule 13D (this “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407.
Item 2. Identity and Background
     This Statement is being filed jointly by the following persons (each, individually, a “Reporting Person” and collectively the “Reporting Persons”): (1) Siemens Hearing Instruments, Inc., a Delaware corporation (“Siemens Hearing Instruments”) and (2) Siemens Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”). Siemens Hearing Instruments’ business address is 10 Constitution Avenue, Piscataway, New Jersey 08855. Siemens AG’s business address is Wittelsbacherplatz 2, D-80333 Munich, Germany. Siemens Hearing Instruments is an indirect, wholly owned subsidiary of Siemens AG.
     The principal business of Siemens Hearing Instruments is to manufacture, supply and sell hearing instruments.
     Siemens AG is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors.
     The name, business address, citizenship and present principal occupation or employment of each director and executive officer of Siemens Hearing Instruments and of each member of the Managing Board and Supervisory Board of Siemens AG are set forth in Annex I hereto and are incorporated herein by reference. Except as set forth in Item 4 (under the heading “Legal Proceedings” commencing on page 40) of Siemens AG’s Annual Report on Form 20-F for the fiscal year ended September 30, 2010 filed with the Securities and Exchange Commission on December 2, 2010 and incorporated herein by reference (the “Form 20-F”), during the last five years, none of the Reporting Persons nor, to the best of each Reporting Persons’ knowledge, any person named in Annex I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The discussion under the heading “Legal Proceedings” in Item 4 of the Form 20-F is incorporated herein by reference.
Item 3. Source and amount of Funds and Other Consideration
     Pursuant to a Stock Purchase Agreement dated December 23, 2008 (the “Stock Purchase Agreement”), $3,800,000 of outstanding trade debt payable by the Issuer to Siemens Hearing Instruments under an Amended and Restated Supply Agreement dated December 30, 2006, as amended by a Second Amendment to Credit Agreement and First Amendment to Investor Rights Agreement and Supply Agreement dated September 28, 2007 (the “2007 Amendments”) (as amended, the “Supply Agreement”) was converted into 6,400,000 shares of the Issuer’s Common Stock (the “Shares”) at a conversion price equal to $0.60 per Share. The Stock Purchase Agreement, the 2007 Amendments and the Supply Agreement are included in the exhibits to this Statement and are incorporated herein by reference.

Item 4. Purpose of the Transaction
     Prior to December 23, 2008, the Issuer and Siemens Hearing Instruments were parties to (i) the Supply Agreement, pursuant to which the Issuer agreed to purchase at least 90% of the hearing aids it purchases in the United States from Siemens Hearing Instruments and its affiliates, (ii) a Second Amended and Restated Credit Agreement dated December 30, 2006, as amended by a First Amendment to Credit Agreement dated as of June 27, 2007 and the 2007 Amendments (as amended, the “Credit Agreement”), pursuant to which Siemens Hearing Instruments extended to the Issuer a $50 million credit facility and the Issuer granted Siemens Hearing Instruments the right to convert a portion of the outstanding loan amounts into Common Stock at certain times and upon certain conditions, (iii) an Amended and Restated Security Agreement dated February 10, 2006, as amended by Amendment No. 2 to Amended and Restated Security Agreement dated December 23, 2008 (as amended, the “Security Agreement”), pursuant to which the Issuer granted Siemens Hearing Instruments a continuing security interest in substantially all of the Issuer’s assets to secure its obligations under the Credit Agreement, (iv) an Investor Rights Agreement dated December 30, 2006, as amended by the 2007 Amendments (as amended, the “Investor Rights Agreement”), pursuant to which the Issuer agreed to register for resale any shares of Common Stock issued to Siemens Hearing Instruments pursuant to the conversion provisions under the Credit Agreement, and granted Siemens Hearing Instruments a right of first refusal to purchase any equity securities that the Issuer proposes to issue in a capital raising transaction and a right of first refusal that may be exercised if the Issuer proposes to enter into a change of control transaction with, or primarily involving, a person which derives a material portion of its revenue from the research, development, manufacturing, marketing or sale of hearing aids.
     On December 23, 2008, the Issuer and Siemens Hearing Instruments entered into (i) the Stock Purchase Agreement, (ii) a Third Amendment to Credit Agreement to amend the Credit Agreement (the “Credit Agreement Amendment”), (iii) Amendment No. 2 to Amended and Restated Security Agreement to amend the Security Agreement (the “Security Agreement Amendment”), (iv) a Second Amendment to Supply Agreement to amend the Supply Agreement (the “Supply Agreement Amendment”), and (iv) a Second Amendment to the Investor Rights Agreement to amend the Investor Rights Agreement (the “Investor Rights Agreement Amendment”) (collectively the “Amendments”). The Issuer and Siemens Hearing Instruments agreed to enter into the Amendments to, among other things, eliminate the Issuer’s payment obligation of $7,200,000 under the Credit Agreement, eliminate Siemens Hearing Instruments’ right to convert outstanding loan amounts under the Credit Agreement into shares of Common Stock, consolidate approximately $6,200,000 of outstanding trade debt payable under the Supply Agreement into the existing revolving credit facility, convert $3,800,000 of outstanding trade debt payable under the Supply Agreement into the Shares and extend the maturity date under the Credit Agreement and Supply Agreement by two years to February 10, 2015. In connection with the Amendments, the Issuer undertook to register the Shares for resale and the registration of such Shares was declared effective by the Securities and Exchange Commission on April 28, 2009.
     The Credit Agreement, the Security Agreement, the Investor Rights Agreement, the Supply Agreement, the Stock Purchase Agreement, the 2007 Amendments, the Credit Agreement Amendment, the Security Agreement Amendment, the Supply Agreement Amendment, and the Investor Rights Agreement Amendment are included in the exhibits to this Statement and incorporated herein by reference.
     Pursuant to the Investor Rights Agreement, as amended, Siemens Hearing Instruments has (i) a right of first refusal to purchase any equity securities that the Issuer may propose to issue in a capital raising transaction after July 1, 2010, subject to applicable shareholder approval rules of any exchange on which the Common Stock may be listed; (ii) until the later of the date of the termination of the Credit Agreement (as amended by the Credit Agreement Amendment) and June 30, 2013, a preemptive right to purchase an amount of the equity securities that the Issuer may propose to issue (except issuances pursuant to employee compensation plans and pursuant to warrants outstanding on December 23, 2008) equal to its pro rata share of the then outstanding equity securities of the Issuer, subject to applicable shareholder approval rules of any exchange on which the Common Stock may be listed and provided that the Issuer shall use its reasonable best efforts to obtain shareholder approval if required to comply with such shareholder approval rules; (iii) a right of first refusal with respect to any change in control transaction proposed by the Issuer with, or primarily involving, a person which derives a material portion of its revenue from the research, development, manufacturing, marketing or sale of hearing aids; and (iv) the right to appoint a representative to attend meetings of the Issuer’s board of directors in a nonvoting, observer capacity.
     On January 2, 2009, the Reporting Persons filed a Schedule 13G to report their beneficial ownership of the Shares. The Reporting Persons acquired and have held the Shares since December 23, 2008 without any purpose of, and without the effect of, changing or influencing the control of the Issuer, and not in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b). The Reporting Persons have elected to file this Statement now in light of the considerations described below.
     The Reporting Persons regularly monitor the operating and financial performance of the Issuer. The Reporting Persons have been concerned by the operating losses reported by the Issuer in its filings with the Securities and Exchange Commission.
     On December 22, 2010, two representatives of the Reporting Persons had a telephone conversation with the Issuer’s chief executive officer, Mr. Hansbrough, and its chief financial officer, Mr. Puñal. During that conversation, the representatives of the Reporting Persons reviewed with Messrs. Hansbrough and Puñal the amounts payable in the following 45 days by the Issuer to the Reporting Persons. Specifically, the representatives of the Reporting Persons explained that at the end of December the Issuer would owe the Reporting Persons approximately $1.9 million of immediately-due trade payables and that, by the end of January 2011, in addition to the additional trade payables that would come due during that month, a further amount of approximately $2.2 million would be due and payable to the Reporting Persons under the Credit Agreement. Mr. Hansbrough and Mr. Puñal responded by stating that the Issuer would be unable to pay the full amount of the trade payables due to the Reporting Persons in December 2010. While they declined to agree that any loan payment was due to the Reporting Persons in January 2011 under the Credit Agreement, Mr. Hansbrough and Mr. Puñal indicated that if any amount was due the Issuer would be unable to pay it.
     Mr. Hansbrough requested that the Reporting Persons provide immediate financial assistance to the Issuer, including by allowing the Issuer to defer payment of amounts due to the Reporting Persons. In response to Mr. Hansbrough’s request, the Reporting Persons agreed to provide a temporary deferral until the end of January 2011 of approximately $1 million of the $1.9 million in trade payables that had been due to the Reporting Persons at the end of December 2010. Mr. Hansbrough subsequently requested that the Reporting Persons provide additional financial assistance to the Issuer, including by making a working capital line of credit available to the Issuer.
     Subsequent to these conversations with Mr. Hansbrough and after agreeing to provide the requested temporary deferral of $1 million in trade payables, the Reporting Persons conducted an evaluation of Mr. Hansbrough’s request for additional financial assistance, and determined to decline that request. That determination was communicated to the Issuer by a letter dated January 7, 2011.
     Subsequent to these communications with Mr. Hansbrough, the Reporting Persons have requested additional information regarding the Issuer’s financial condition and prospects. After the Reporting Persons receive and analyze that information, they may decide to take no further action with respect to the

Issuer. Alternatively, the Reporting Persons may seek to pursue a transaction in which they or their affiliates would acquire the Issuer or some or all of its assets. If the Reporting Persons decide to propose such a transaction, it is possible they may do so on terms that do not involve the payment of any material amount of consideration to holders of Common Stock.
     If the Reporting Persons were to acquire the Issuer’s business and assets, they expect that the Issuer’s Common Stock would be de-listed from the NYSE Amex and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.
     The Reporting Persons intend to continue to evaluate their options and to take such actions, or no action, with respect to the Issuer as they deem appropriate and otherwise consistent with applicable law.
     Siemens AG has from time to time explored and expects to continue exploring potential strategic transactions involving its audiology business, including Siemens Hearing Instruments.
     Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase additional shares, or sell shares, of Common Stock from time to time to the extent permitted by applicable law. Any action or actions that the Reporting Persons might undertake will be dependent upon their review of numerous factors, including, among other things, the price level and liquidity of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, tax considerations, and other factors and future developments.
Item 5. Interest in Securities of the Issuer
     (a)-(b) Siemens Hearing Instruments beneficially owns 6,400,000 shares of Common Stock, representing approximately 14.1% of the shares of Common Stock outstanding as of November 5, 2010, based upon an aggregate of 45,447,433 shares of Common Stock outstanding as of such date as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010. Siemens Hearing Instruments has sole voting and dispositive power with respect to such shares of Common Stock. For purposes of this Statement, Siemens AG is also reported as having sole voting and dispositive power over the Shares by virtue of its ultimate control over Siemens Hearing Instruments. As Siemens Hearing Instruments’ ultimate parent, Siemens AG may be deemed to beneficially own the Shares. To the best of the Reporting Persons’ knowledge, none of the persons named in Annex I beneficially owns any shares of Common Stock.
     (c) During the past 60 days there have been no transactions in shares of Common Stock by any of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, by any of the persons named in Annex I.
     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth or incorporated by reference in Items 3, 4 and 5 of this Statement is incorporated by reference to this Item 6. The Reporting Persons have entered into a Joint Filing Agreement in respect of this Statement. A copy of that agreement is attached hereto as Exhibit 7.7 to this Statement. Except as described in this Statement, neither of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons named in Annex I, has any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
Item 7. Material To Be Filed as Exhibits.
     The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 7.1	The discussion under the heading “Legal Proceedings” in Item 4 of the Annual Report on Form 20-F of Siemens Aktiengesellschaft for the fiscal year ended September 30, 2010, filed with the Securities and Exchange Commission on December 2, 2010, and incorporated by reference herein.

Exhibit 7.2	Second Amended and Restated Credit Agreement, dated December 30, 2006 between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.22 to HearUSA, Inc.’s Form 10-K for the period ended December 30, 2006 (filed April 6, 2007)), as amended by First Amendment to the Second Amended and Restated Credit Agreement, dated June 27, 2007 between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.5 to HearUSA, Inc.’s Form S-3/A, dated August 3, 2007 (filed August 3, 2007)), as amended by Second Amendment to the Second Amended and Restated Credit Agreement dated September 24, 2007 between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.1 to HearUSA, Inc.’s Current Report on Form 8-K, dated September 28, 2007 (filed October 4, 2007)), and as amended by Third Amendment to Credit Agreement dated December 23, 2008, by and between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.1 to the HearUSA, Inc.’s Current Report on Form 8-K, dated December 23, 2008 (filed December 23, 2008)).

Exhibit 7.3	Amended and Restated Security Agreement, dated February 10, 2006 between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.2 to HearUSA, Inc.’s Form 10-Q for the period ended April 1, 2006 (filed May 16, 2006)), as amended by Amendment No. 1 to the Amended and Restated Security Agreement by and between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.21 to HearUSA, Inc.’s Form 10-K for the period ended December 30, 2006 (filed April 6, 2007)), and as amended by Amendment No. 2 to Amended and Restated Security Agreement dated December 23, 2008 by and between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.4 to HearUSA, Inc.’s Current Report on Form 8-K, dated December 23, 2008 (filed December 23, 2008)).

Exhibit Number	Description of Exhibit

Exhibit 7.4	Amended and Restated Supply Agreement, dated December 30, 2006 between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.23 to HearUSA, Inc.’s Form 10-K for the period ended December 30, 2006 (filed April 6, 2007)), as amended by First Amendment to the Amended and Restated Supply Agreement, dated September 24, 2007 between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.1 to HearUSA, Inc.’s Current Report on Form 8-K, dated September 28, 2007 (filed October 4, 2007)), and as amended by Second Amendment to Supply Agreement dated December 23, 2008 by and between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.2 to HearUSA, Inc.’s Current Report on Form 8-K, dated December 23, 2008 (filed December 23, 2008)).

Exhibit 7.5	Investor Rights Agreement by and between HearUSA, Inc. and Siemens Hearing Instruments, Inc., dated December 30, 2006 (incorporated herein by reference to Exhibit 10.24 to HearUSA, Inc.’s Form 10-K for the period ended December 30, 2006 (filed April 6, 2007)), as amended by First Amendment to the Investor Rights Agreement by and among HearUSA, Inc. and Siemens Hearing Instruments, Inc. dated September 24, 2007 (incorporated herein by reference to Exhibit 10.1 to HearUSA, Inc.’s Current Report on Form 8-K, September 28, 2007 (filed October 4, 2007)), and as amended by Second Amendment to Investor Rights Agreement dated December 23, 2008 by and between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.3 to HearUSA, Inc.’s Current Report on Form 8-K, dated December 23, 2008 (filed December 23, 2008)).

Exhibit 7.6	Stock Purchase Agreement dated December 23, 2008 by and between HearUSA, Inc. and Siemens Hearing Instruments, Inc. (incorporated herein by reference to Exhibit 10.5 to HearUSA, Inc.’s Current Report on Form 8-K, dated December 23, 2008 (filed December 23, 2008)).

Exhibit 7.7	Joint Filing Agreement, dated as of January 18, 2011, by and between Siemens Aktiengesellschaft and Siemens Hearing Instruments, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Hearing Instruments, Inc. is true, complete and correct.

Dated: January 18, 2011

SIEMENS HEARING INSTRUMENTS, INC.
By:	/s/ Brian Kinnerk
	Name:	Brian Kinnerk
	Title:	Chief Executive Officer

By:	/s/ Nicolau Gaeta
	Name:	Nicolau Gaeta
	Title:	Chief Financial Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Aktiengesellschaft is true, complete and correct.

Dated: January 18, 2011

SIEMENS AKTIENGESELLSCHAFT
By:	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets

By:	/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Senior Manager

ANNEX I
     The name, position, present principal occupation, citizenship and business address of each director and executive officer of Siemens Hearing Instruments, Inc. are set forth below.

Position with Siemens Hearing
Instruments, Inc. and Principal
Name and Citizenship	Occupation	Business Address

Brian Kinnerk United States	Director; President and Chief Executive Officer	Siemens Hearing Instruments, Inc. 10 Constitution Avenue Piscataway, New Jersey 08855

Nicolau Gaeta United States	Vice President and Chief Financial Officer	Siemens Hearing Instruments, Inc. 10 Constitution Avenue Piscataway, New Jersey 08855

Roger Radke Federal Republic of Germany	Chairman of the Board; Head of Siemens Audiology Group	Siemens Medical Instruments Pte Ltd Block 28 Ayer Rajah Crescent, No06-08 Singapore 139959

Marcus Desimoni Federal Republic of Germany	Director; Chief Financial Officer of Siemens Audiology Group	Siemens Medical Instruments Pte Ltd Block 28 Ayer Rajah Crescent, No06-08 Singapore 139959

     The name, position and citizenship of each director and executive officer of Siemens Aktiengesellschaft are set forth below.
SIEMENS AKTIENGESELLSCHAFT MANAGING BOARD

Position with Siemens AG and
Name and Citizenship	Principal Occupation	Business Address

Peter Löscher Austria	President and Chief Executive Officer	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Wolfgang Dehen Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Brigitte Ederer Austria	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Joe Kaeser Federal Republic of Germany	Executive Vice-President and Chief Financial Officer	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Barbara Kux Switzerland	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Prof. Dr. Hermann Requardt Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Prof. Dr. Siegfried Russwurm Federal Republic of Germany	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

Peter Y. Solmssen United States	Executive Vice-President	Siemens AG Wittelsbacherplatz 2 D-80333 Munich Germany

SIEMENS AKTIENGESELLSCHAFT SUPERVISORY BOARD

Position with Siemens AG and
Name and Citizenship	Principal Occupation	Business Address

Dr. Gerhard Cromme Federal Republic of Germany	Chairman; Chairman of the Supervisory Board of ThyssenKrupp AG	Siemens AG Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Berthold Huber Federal Republic of Germany	First Deputy Chairman; First Chairman, IG Metall	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Josef Ackermann Switzerland	Second Deputy Chairman; Chairman of the Management Board and the Group Executive Committee, Deutsche Bank AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Lothar Adler Federal Republic of Germany	Member; Chairman of the Central Works Council, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Jean-Louis Beffa France	Member	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Gerd von Brandenstein Federal Republic of Germany	Member; Economist	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Position with Siemens AG and
Name and Citizenship	Principal Occupation	Business Address

Michael Diekmann Federal Republic of Germany	Member; Chairman of the Board of Management, Allianz SE	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Hans Michael Gaul Federal Republic of Germany	Member	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Prof. Dr. Peter Gruss Federal Republic of Germany	Member; President of the Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Bettina Haller Federal Republic of Germany	Member; Chairwoman of the Combine Works Council, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Hans-Jürgen Hartung Federal Republic of Germany	Member; Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Harald Kern Federal Republic of Germany	Member; Member of the Central Works Council, Siemens AG; Deputy Chairman of the Siemens Europe Committee	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Nicola Leibinger-Kammüller Federal Republic of Germany and United States	Member; President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Position with Siemens AG and
Name and Citizenship	Principal Occupation	Business Address

Werner Mönius Federal Republic of Germany	Member; Chairman of the Siemens Europe Committee	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Håkan Samuelsson Sweden	Member	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dieter Scheitor Federal Republic of Germany	Member; Physicist; Trade Union Commissioner for Siemens, IG Metall	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Dr. Rainer Sieg Federal Republic of Germany	Member; Chairman of the Committee of Spokespersons, Siemens Group; Chairman of the Central Committee of Spokespersons, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Birgit Steinborn Federal Republic of Germany	Member; Deputy Chairwoman of the Central Works Council, Siemens AG	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Lord Iain Vallance of Tummel United Kingdom	Member; Chairman, Amsphere Ltd.	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany

Sibylle Wankel Federal Republic of Germany	Member; Attorney, Bavarian Regional Headquarters, IG Metall	Siemens AG c/o Chairman of the Supervisory Board Wittelsbacherplatz 2 D-80333 Munich Germany